

OASIS CORPORATE SERVICES, INC.

5353 W. Desert Inn Rd., Suite 1118
Las Vegas, Nevada 89102

SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2005
WASH. D.C. 183 SECTION

July 1, 2005

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Sputnik, Inc. – Paper Copies of Form SB-2 Filing (CIK No. 0001326917)
Electronically Filed: 06/28/05
Accession No. 0001139020-05-000226
File No. 333-126158

Dear Sir or Madam,

On behalf of Sputnik, Inc., please find five copies of the Form SB-2 Registration Statement, including exhibits, that was electronically filed via EDGAR on June 28, 2005. Please feel free to call me, corporate paralegal at (702) 480-9854, or the Company's legal counsel, Michael T Williams at (813) 831-9348, with any questions. Thank you.

Sincerely,

Perry C. Langis

Enclosures (5)

Phone: 702-480-9854 • Fax: (702) 447-8065 • email: perry@oasisfiling.com

CF1-00017979